UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2020

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-5, Otemachi 1-chome

Chiyoda-ku, Tokyo 100-8176

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                    .

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE INTO THE PROSPECTUS FORMING A PART OF MIZUHO FINANCIAL GROUP, INC.’S REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-233354) AND TO BE A PART OF SUCH PROSPECTUS FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 15, 2020

Mizuho Financial Group, Inc.

By:	/s/ Makoto Umemiya
Name:	Makoto Umemiya
Title:	Senior Managing Executive Officer / Group CFO

May 15, 2020

To whom it may concern:

Company Name:	Mizuho Financial Group, Inc.
Representative:	Tatsufumi Sakai
President and Group CEO
Head Office:	1-5-5 Otemachi, Chiyoda-ku, Tokyo
Code Number:	8411 (Tokyo Stock Exchange 1st Section)

Notice on Partial Amendment to the Articles of Incorporation and Share Consolidation

Mizuho Financial Group, Inc. (“the Company” or “we”) hereby announces that the Board of Directors today resolved to include the following partial amendment to the Articles of Incorporation (No. 1 - No. 3) and share consolidation in the agenda for the 18th Ordinary General Meeting of Shareholders to be held on June 25, 2020 (the “Ordinary General Meeting of Shareholders”).

1.	Partial Amendment to the Articles of Incorporation (No. 1: Amendment to the Articles of Incorporation Regarding Organizations that Decide Dividends from Surplus, Etc.)(“Amendment No. 1”)

(1)	Purpose of the amendment

The Articles of Incorporation of the Company will be amended such that the Board of Directors remains as the organization to make decisions on issuing dividends of surplus and other related matters, but the General Meeting of Shareholders may also make decisions on such matters in the event a shareholder’s proposal is presented.

Pursuant to the Articles of Incorporation, not the General Meeting of Shareholders but rather the Board of Directors may decide to issue dividends of surplus and other related matters. We adopted this process based on the idea that our Board of Directors, with its high level of supervisory function and extensive expertise, would maximize medium-to-long term shareholder value by deciding to issue dividends of surplus and other related matters, enhancing shareholder return while improving capital adequacy ratios to meet the international financial regulations.

The Basel III international financial regulatory framework was finalized in 2017 and its uncertainty regarding tightening of regulation has decreased, whilst we steadily accumulated capital to strengthen our capital adequacy. Meanwhile, the interactions between companies and their shareholders and investors have been changing. In addition to areas of traditional importance, such as business strategy and capital management, shareholders have become increasingly focused on sustainable enhancement of corporate values from various perspectives, such as sustainability, as represented by the rise of Responsible Investment. In light of these changes, we believe it will become increasingly important for us to engage in constructive dialogue and listen thoroughly to our shareholders’ opinions with regard to the usage of capital, including an increase in shareholder returns and investment for future growth.

(2)	Details of the amendment

The details of the amendment can be found in the attached document “Terms of Amendment No. 1.”

2.	Share Consolidation

(1)	Purpose of the share consolidation

The shares of common stock will be consolidated on the basis of one post-consolidation share per ten pre-consolidation shares (“the share consolidation”.)

This share consolidation intends to address the situation that the Company’s current share price of 119.8 yen, and its Trading Unit* 11,980 yen (as of May 14 ,2020) is significantly below the desirable Trading Unit range of 50,000 yen to 500,000 yen designated by the Tokyo Stock Exchange’s Securities Listing Regulations. Meanwhile, our Five-Year Business Plan launched in fiscal 2019 set forth our shareholder return policy: “we are maintaining the current level of dividends for the time being while aiming to strengthen our capital base further in order to enhance returns to shareholders at an early stage.” We believe that share consolidation will enable us to set the amount of dividend per share more precisely, which will also enhance the flexibility of our capital management.

With this share consolidation and the amendment to the Articles of Incorporation regarding the body that governs decisions to issue dividends from surplus and other related matters as described in Amendment No. 1, we will endeavor to enhance our communication with our shareholders related to the usage of the Company’s capital.

*Trading Unit: the number of shares that is used as the acceptable quantity for trading on the Tokyo Stock Exchange.

(2)	Details of the share consolidation

i.	Class of shares to be consolidated
Common Stock

ii.	Consolidation rate
One post-consolidation share per ten pre-consolidation shares based on the shares owned by the shareholders recorded in the shareholder register as of September 30, 2020.

iii.	Effective date
October 1, 2020

iv.	Total number of Authorized Shares
5,130,000,000 shares
To be changed on the effective date of the share consolidation pursuant to Article 182, Paragraph 2 of Japan’s Companies Act

v.	Number of shares to be reduced by the consolidation (Number of shares to be reduced by the consolidation could be changed)

Total number of issued shares before the consolidation as of March 31, 2020	25,392,498,945
Number of shares to be reduced by the consolidation	22,853,249,051
Total number of issued shares after the consolidation	2,539,249,894

(Note) “Number of shares to be reduced by the consolidation” and “Total number of issued shares after the consolidation” are theoretical figures based on the total number of issued shares before the consolidation and the consolidation rate.

(3)	Number of shareholders to be reduced by the consolidation

Assuming the Company’s shareholder composition is unchanged from March 31, 2020, the number of shareholders would be as follows:

	Number of shareholders		Number of shares owned
All shareholders	1,037,738	100.0%	25,392,498,945	100.0%
Shareholders owning fewer than 10 shares	19,240	1.85%	62,851	0.0002%
Shareholders owning 10 to fewer than 100 shares	26,925	2.59%	1,155,163	0.005%
Shareholders owning 100 to fewer than 1,000 shares	254,878	24.56%	89,624,711	0.35%
Shareholders owning 1,000 shares or more	736,695	70.99%	25,301,656,220	99.64%

After the share consolidation, the 19,240 shareholders who own fewer than 10 shares – the total number of shares held by these shareholders amounts to 62,851 shares – would lose their status as shareholders.

In addition, the 254,878 shareholders who own 100 to fewer than 1000 shares – the total number of shares held by these shareholders amounts to 89,624,711 shares and the composition ratio of these shareholders against 991,573 shareholders who hold voting rights is 25.70% – would become owners of shares, each of whom owns less than one Trading Unit, and would lose the opportunity to buy and sell the shares on the exchange market as well as lose voting rights at general meetings of shareholders.

Pursuant to Article 194, Paragraph 1 of Japan’s Companies Act and Article 8 and 9 of the Articles of Incorporation, any shareholder may request that the Company sell a number of shares to the extent that they constitute one Trading Unit together with the number of shares less than one Trading Unit owned by them. Alternatively, pursuant to Article 192, Paragraph 1 of Japan’s Companies Act and Article 8 of the Articles of Incorporation, any shareholder may request the Company to buy back shares less than one Trading Unit. Shareholders are advised to contact a securities company with an account to hold our shares or the Company’s shareholder registry administrator.

(4)	Cases of fractions of less than one share

In the event this share consolidation generates fractions of shares less than one share, the fractions shall be all disposed of or purchased as treasury stock pursuant to Article 235 of Japan’s Companies Act, and the shareholders who own fractions of less than one share shall be paid for the disposition value in proportion to the amount of the fractions.

(5)	Conditions for the consolidation

This consolidation will take place on the condition that the proposal concerning the share consolidation is approved at the Ordinary General Meeting of Shareholders.

(6)	Trading Unit after the consolidation

As a result of the share consolidation, the share price of the Company, which could be estimated to be 1,198 yen and its Trading Unit 119,800 yen based when assuming that the share price stays the same as it is on May 14, 2020, is thought to be in the desirable Trading Unit range of 50,000 yen to 500,000 yen designated by the Tokyo Stock Exchange’s Securities Listing Regulations.

3.

Partial amendment to the Articles of Incorporation (No. 2: Amendment to the Articles of Incorporation Related to the Total Number of Authorized Common Stock and Preferred Stock in Accordance with the Share Consolidation)

(1)	Purpose of the amendment

This amendment will be made, on the condition that the share consolidation is authorized and approved, to reflect this share consolidation in the total number of each class of shares defined by Article 6 –Total Number of Authorized Shares of the current Articles of Incorporation, and the number of shares the Company is authorized to issue each of common stocks and preferred stocks, including from the First Series of Class XIV preferred stock to the Fourth Series of Class XVI preferred stock. The total number of shares the Company is authorized to issue will change in accordance with the share consolidation taking effect pursuant to Article 182, Paragraph 2 of Japan’s Companies Act and is not the purpose of this amendment. (Terms of Amendment No.2, Article 6)

Additionally, preferred stock dividends set forth in Article 13 – Preferred Stock Dividends, Paragraph 1 and distribution of residual assets set forth in Article 15 – Distribution of Residual Assets, Paragraph 1 of the current Articles of Incorporation will be amended to be at the same level defined by the current Articles of Incorporation after the share consolidation takes effect. (Terms of the Amendment No.2, Article 13, Paragraph 1 and Article 15, Paragraph 1)

(2)	Details of the amendment

The details of the amendments can be found in the attached document “Terms of Amendment No. 2.”

(3)	Effective date

October 1, 2020 in accordance with the effective date of the share consolidation

4.

Partial amendment to the Articles of Incorporation (No. 3: Amendment to the Articles of Incorporation Regarding a Person Authorized to Convene the General Meeting of Shareholders and the Chairman of the Meeting)

(1)	Purpose of the amendment

In order to build the Company’s management structure flexibly, this amendment clearly establishes that in the event that a person who is not a director is selected as President & CEO, as there will be no director concurrently serving as President & CEO until that person is confirmed as a director by the General Meeting of Shareholders, in such cases another director will convene the General Meeting of Shareholders and another director or executive officer will serve as chairman according to the order previously determined by the Board of Directors.

(2)	Details of the amendment

The details of the amendment can be found in the attached document “Terms of Amendment No. 3”.

5.	Overall Schedule for the Partial Amendment to the Articles of Incorporation and Share Consolidation (planned):

(1) Date of Board of Directors meeting	:	May 15, 2020

(2) Date of Ordinary General Meeting of Shareholders	:	June 25, 2020

(3) Effective date of Articles of Incorporation amendment No. 1 and No. 3	:	June 26, 2020

(4) Effective date of share consolidation and Articles of Incorporation amendment No. 2	:	October 1, 2020

6.	The fiscal year ending March 2021, Cash Dividend Estimate

In the event that the share consolidation takes effect, as stated in the “Consolidated Financial Statements for Fiscal 2019 <Under Japanese GAAP>” announced on May 15, 2020, the Company plans to convert the per-share forecast of dividend for the fiscal year ending March 2021, into 37.5 yen using the following formula:

Adjusted year-end dividend per share

= unadjusted year-end dividend per share × share consolidation rate

Such adjustment of the year-end dividend forecast is an adjustment accompanying the share consolidation and does not revise the total amount of the dividend.

End of document

Appendix: (Reference) Q&A regarding the share consolidation

Inquiries:

Mizuho Financial Group

Corporate Communications Department: +81-3-5224-2026

This document is provided as a press release regarding “Notice on Partial Amendment to the Articles of Incorporation and Share Consolidation” and is in no way intended as a solicitation for the purchase of investment products in Japan or any other country.

Attachment

Terms of Amendment No. 1

(Underlining indicates amendments)

Current Articles of Incorporation	Proposed Amendments

CHAPTER VIII ACCOUNTING

Article 47. (Organizations that Decide Dividends from Surplus, Etc.)

The Company shall decide distribution of dividends from surplus and other matters provided for in each item of Article 459, Paragraph 1 of the Act, not by a resolution of a general meeting of shareholders, but by a resolution of the Board of Directors, unless otherwise provided for in laws or regulations.

CHAPTER VIII ACCOUNTING

Article 47. (Organizations that Decide Dividends from Surplus, Etc.)

The Company may decide distribution of dividends from surplus and other matters provided for in each item of Article 459, Paragraph 1 of the Act, by a resolution of the Board of Directors, unless otherwise provided for in laws or regulations.

Terms of Amendment No. 2

(Underlining indicates amendments)

Current Articles of Incorporation	Proposed Amendments

CHAPTER II SHARES

Article 6. (Total Number of Authorized Shares)

The total number of shares which the Company is authorized to issue shall be 51,300,000,000 shares, and each total number of the classes of shares which the Company is authorized to issue shall be as set forth below; provided, however, that the total number of the classes of shares which the Company is authorized to issue in respect of the First to Fourth Series of Class XIV preferred stock shall not exceed nine hundred million (900,000,000) in total, the total number of the classes of shares which the Company is authorized to issue in respect of the First to Fourth Series of Class XV preferred stock shall not exceed nine hundred million (900,000,000) in total, and the total number of the classes of shares which the Company is authorized to issue in respect of the First to Fourth Series of Class XVI preferred stock shall not exceed fifteen hundred million (1,500,000,000) in total:

Common stock:                                                       48,000,000,000 shares

First Series of Class XIV preferred stock:                  900,000,000 shares

Second Series of Class XIV preferred stock:             900,000,000 shares

Third Series of Class XIV preferred stock:                900,000,000 shares

Fourth Series of Class XIV preferred stock:              900,000,000 shares

CHAPTER II SHARES

Article 6. (Total Number of Authorized Shares)

The total number of shares which the Company is authorized to issue shall be 5,130,000,000 shares, and each total number of the classes of shares which the Company is authorized to issue shall be as set forth below; provided, however, that the total number of the classes of shares which the Company is authorized to issue in respect of the First to Fourth Series of Class XIV preferred stock shall not exceed ninety million (90,000,000) in total, the total number of the classes of shares which the Company is authorized to issue in respect of the First to Fourth Series of Class XV preferred stock shall not exceed ninety million (90,000,000) in total, and the total number of the classes of shares which the Company is authorized to issue in respect of the First to Fourth Series of Class XVI preferred stock shall not exceed one hundred-fifty million (150,000,000) in total:

Common stock:                                                       4,800,000,000 shares

First Series of Class XIV preferred stock:                  90,000,000 shares

Second Series of Class XIV preferred stock:             90,000,000 shares

Third Series of Class XIV preferred stock:                90,000,000 shares

Fourth Series of Class XIV preferred stock:              90,000,000 shares

Current Articles of Incorporation	Proposed Amendments

First Series of Class XV preferred stock:                  900,000,000 shares

Second Series of Class XV preferred stock:             900,000,000 shares

Third Series of Class XV preferred stock:                900,000,000 shares

Fourth Series of Class XV preferred stock:              900,000,000 shares

First Series of Class XVI preferred stock:             1,500,000,000 shares

Second Series of Class XVI preferred stock:         1,500,000,000 shares

Third Series of Class XVI preferred stock:           1,500,000,000 shares

Fourth Series of Class XVI preferred stock:         1,500,000,000 shares

CHAPTER III PREFERRED STOCK

Article 13. (Preferred Stock Dividends)

1. In respect of dividends from its surplus provided for in Article 48 (except for interim dividends provided for in the same Article), the Company shall distribute dividends from its surplus by cash on preferred stock (hereinafter referred to as the “Preferred Stock Dividends”) in such amount as provided for below to shareholders of preferred stock (hereinafter referred to as the “Shareholders of Preferred Stock”) or registered stock pledgees in respect of preferred stock (hereinafter referred to as the “Registered Preferred Stock Pledgees”) in priority to holders of common stock (hereinafter referred to as the “Shareholders of Common Stock”), registered stock pledgees in respect of common stock (hereinafter referred to as the “Registered Common Stock Pledgees”); provided, however, that in the case where all or a part of the Preferred Stock Interim Dividends provided for in Article 14 have been paid in the relevant business year, the amount so paid shall be reduced accordingly:

First to Fourth Series of Class XIV preferred stock:

Amount decided by the resolution of the Board of Directors or the determination by Executive Officer(s) under the authority delegated by the Board of Directors on the issuance of such stock, which amount shall not exceed 100 yen per share per year

First to Fourth Series of Class XV preferred stock:

Amount decided by the resolution of the Board of Directors or the determination by Executive Officer(s) under the authority delegated by the Board of Directors on the issuance of such stock, which amount shall not exceed 100 yen per share per year

First Series of Class XV preferred stock:                   90,000,000 shares

Second Series of Class XV preferred stock:              90,000,000 shares

Third Series of Class XV preferred stock:                 90,000,000 shares

Fourth Series of Class XV preferred stock:                90,000,000 shares

First Series of Class XVI preferred stock:                150,000,000 shares

Second Series of Class XVI preferred stock:           150,000,000 shares

Third Series of Class XVI preferred stock:              150,000,000 shares

Fourth Series of Class XVI preferred stock:            150,000,000 shares

CHAPTER III PREFERRED STOCK

Article 13. (Preferred Stock Dividends)

1. In respect of dividends from its surplus provided for in Article 48 (except for interim dividends provided for in the same Article), the Company shall distribute dividends from its surplus by cash on preferred stock (hereinafter referred to as the “Preferred Stock Dividends”) in such amount as provided for below to shareholders of preferred stock (hereinafter referred to as the “Shareholders of Preferred Stock”) or registered stock pledgees in respect of preferred stock (hereinafter referred to as the “Registered Preferred Stock Pledgees”) in priority to holders of common stock (hereinafter referred to as the “Shareholders of Common Stock”), registered stock pledgees in respect of common stock (hereinafter referred to as the “Registered Common Stock Pledgees”); provided, however, that in the case where all or a part of the Preferred Stock Interim Dividends provided for in Article 14 have been paid in the relevant business year, the amount so paid shall be reduced accordingly:

First to Fourth Series of Class XIV preferred stock:

Amount decided by the resolution of the Board of Directors or the determination by Executive Officer(s) under the authority delegated by the Board of Directors on the issuance of such stock, which amount shall not exceed 1,000 yen per share per year

First to Fourth Series of Class XV preferred stock:

Amount decided by the resolution of the Board of Directors or the determination by Executive Officer(s) under the authority delegated by the Board of Directors on the issuance of such stock, which amount shall not exceed 1,000 yen per share per year

Current Articles of Incorporation	Proposed Amendments

First to Fourth Series of Class XVI preferred stock:

Amount decided by the resolution of the Board of Directors or the determination by Executive Officer(s) under the authority delegated by the Board of Directors on the issuance of such stock, which amount shall not exceed 100 yen per share per year

2. (Omitted.)

3. (Omitted.)

Article 15. (Distribution of Residual Assets)

1. In respect of distribution of residual assets, the Company shall pay to the Shareholders of Preferred Stock or Registered Preferred Stock Pledgees in priority to the Shareholders of Common Stock or Registered Common Stock Pledgees in such amount as provided for below:

First Series of Class XIV through the Fourth Series of Class XVI preferred stock :

1,000 yen per share

2. (Omitted.)

First to Fourth Series of Class XVI preferred stock:

Amount decided by the resolution of the Board of Directors or the determination by Executive Officer(s) under the authority delegated by the Board of Directors on the issuance of such stock, which amount shall not exceed 1,000 yen per share per year

2. (No change.)

3. (No change.)

Article 15. (Distribution of Residual Assets)

1. In respect of distribution of residual assets, the Company shall pay to the Shareholders of Preferred Stock or Registered Preferred Stock Pledgees in priority to the Shareholders of Common Stock or Registered Common Stock Pledgees in such amount as provided for below:

First Series of Class XIV through the Fourth Series of Class XVI preferred stock :

10,000 yen per share

2. (No change.)

Terms of Amendment No. 3

(Underlining indicates amendments)

Current Articles of Incorporation	Proposed Amendments

CHAPTER IV GENERAL MEETINGS OF SHAREHOLDERS

Article 23. (Person Authorized to Convene General Meetings of Shareholders and the Chairman of the Meeting)

1. The Director concurrently serving as President & CEO shall convene and chair the general meeting of shareholders.

2. In the case where the Director concurrently serving as President & CEO is unable to so act, one of the other Director(s) in the order previously determined by the Board of Directors shall take such person’s place.

CHAPTER IV GENERAL MEETINGS OF SHAREHOLDERS

Article 23. (Person Authorized to Convene General Meetings of Shareholders and the Chairman of the Meeting)

1. The Director concurrently serving as President & CEO shall convene and chair the general meeting of shareholders.

2. When there is no Director concurrently serving as President & CEO, or the Director concurrently serving as President & CEO is unable to so act, one of the other Director(s) shall convene the general meeting of shareholders and one of the other Director(s) or Executive Officer(s) shall act as the chairman in the order previously determined by the Board of Directors.

End of document

(Reference) Q&A regarding the share consolidation

Q1.	What is a share consolidation?

A1.	Share consolidation means combining multiple shares into a smaller number of shares, as set forth in Japan’s Companies Act. The Company plans to consolidate ten shares of common stock into one share.

Q2.	What is the purpose of the share consolidation?

A2.

As of March 31, 2020, the Company’s total number of issued shares was 25.3 billion, which is not only the greatest number among Japanese banks but also among companies listed on the First Section of the Tokyo Stock Exchange (“TSE”). The current share price of the Company, 119.8 yen, and its Trading Unit 11,980 yen (as of May 14, 2020), is far below the desirable Trading Unit range of 50,000 yen to 500,000 yen designated by the TSE’s Securities Listing Regulations.

In order to address this situation, we have decided to consolidate the shares on the basis of one post-consolidation share per ten pre-consolidation shares, and are seeking approval by the shareholders at the Ordinary General Meeting of Shareholders.

Q3.	What will happen to the number of shares I own and my voting rights?

A3.

After the share consolidation, shareholders will have one-tenth the number of their shares which are recorded in the register of shareholders as of September 30, 2020 (fractions less than one share shall be rounded down). The number of voting rights shall be allotted on the basis of one per 100 shares owned after the share consolidation. Below are examples for the number of shares and the voting rights that shareholders will own.

	Pre-Share Consolidation		Post-Share Consolidation
	Number of shares owned	Number of voting rights	Number of shares owned	Number of voting rights	Fractional shares
Example 1	10,000 shares	100	1,000 shares	10	0
Example 2	7,700 shares	77	770 shares	7	0
Example 3	2,345 shares	23	234 shares	2	0.5 shares
Example 4	1,000 shares	10	100 shares	1	0
Example 5	226 shares	2	22 shares	0	0.6 shares
Example 6	50 shares	0	5 shares	0	0
Example 7	9 shares	0	0	0	0.9 shares

• In a case similar to Examples 1 or 4	:	no specific procedure is needed.

• In a case similar to Examples 3, 5 or 7	:	the Company will dispose of all the fractional shares or purchase them as treasury stock and pay back the proceeds to the shareholders for the disposition value in proportion to the amount of the fractions. Notifications of payment are planned in Late-November 2020, and will be sent directly to the shareholders.

• In a case similar to Example 7	:	the share consolidation will reduce all of the shares to a fraction and you will lose the opportunity to hold those shares.

• In a case similar to Examples 2, 3, 5 or 6	:	it is possible to avoid shares less than one Trading Unit - 70 for Example 2, 34 for Example 3, 22 for Example 5 and 5 for Example 6 - that occur as a result of the share consolidation, by using the program to sell back shares less than one Trading Unit or the program to purchase additional shares up to one Trading Unit.

Any shareholders can avoid disposal of fractions by selling back shares less than one Trading Unit or purchasing additional shares up to one Trading Unit before the effective date of the share consolidation. For more information on this program, please contact your securities company with an account to hold our shares or the Company’s shareholder registry administrator listed at the end of this document.

Q4.	The share consolidation will reduce the number of shares, but will it have any effect on the asset value?

A4.

The share consolidation will reduce the aggregate number of shares owned by shareholders to one-tenth of the previous number, but the Company’s assets and capital will remain unchanged after the share consolidation. As such, the asset value per share will become ten times larger than prior to the share consolidation. This means that aside from fluctuations in the stock market or any other such factors, the share consolidation will not have any effect on the asset value of the shares which shareholders own. The share price after the share consolidation will theoretically become ten times higher than before the share consolidation.

Q5.	The share consolidation will reduce the number of shares, but will it have any effect on dividends?

A5.

The share consolidation will reduce the aggregate number of shares owned by shareholders to one-tenth of the previous number, but we plan to adjust dividends per share in order to avoid any changes in the economic value for shareholders. The share consolidation should have no impact on the total amount of dividends for shareholders.

Q6.	What can I do to avoid having fractions of shares less than one share as a result of the share consolidation?

A6.

Any shareholder can avoid disposal of fractions by selling back shares less than one Trading Unit or purchasing additional shares of up to one Trading Unit before the share consolidation takes effect. For more information on this program, please contact a securities company with an account to hold our shares or the Company’s shareholder registry administrator.

Q7.	Will it be possible to sell back shares less than one Trading Unit or purchase additional shares up to one Trading Unit even after the share consolidation?

A7.

Shareholders who own shares less than one Trading Unit may sell back shares of less than one Trading Unit or purchase additional shares up of to one Trading Unit after the share consolidation in the same way as before the share consolidation. For more information on this program, please contact a securities company with an account to hold our shares or the Company’s shareholder registry administrator.

Q8.	What will happen to the Trading Unit (the smallest possible investment amount)?

A8.	To give an example based on the closing share price of 119.8 yen on May 14, 2020, on the Tokyo Stock Exchange, the Trading Unit before and after the share consolidation would be as follows,

Pre-Share Consolidation: 119.8 yen per share × 100 shares = 11,980 yen

Given this share price, the Trading Unit should theoretically be as follows,

Post-Share Consolidation: 1,198 yen per share × 100 shares = 119,800 yen

*The share price after the share consolidation will theoretically become ten times higher than the share price before the share consolidation.

Q9.	What is the schedule going forward?

A9.	The planned schedule is as follows:

May 15, 2020	Date of the Board of Directors

June 25, 2020 (scheduled)	Date of Ordinary General Meeting of Shareholders

September 30, 2020 (scheduled)	Record date of share consolidation

October 1, 2020 (scheduled)	Effective date of share consolidation

Late-November, 2020 (scheduled)	The date to send a notice of allotment of consolidated shares to shareholders

Late-November 2020 (scheduled)	The date to start paying for disposed fractions

Contact Information

Shareholder registry administrator Contact address

Mizuho Trust & Banking Co., Ltd.

2-8-4 Izumi, Suginami-ku, Tokyo 168-8507

Securities Agency, Mizuho Trust & Banking Co., Ltd.

Telephone 0120-288-324 (toll-free, from Japan only)

Open 9:00 to 17:00 (Tokyo time, excluding weekends and national holidays)

End of document